The Mexico Equity and Income Fund, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 E. Michigan Street
Milwaukee, WI 53202

February 9, 2021

FILED VIA EDGAR CORRESPONDENCE

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	The Mexico Equity and Income Fund, Inc. Form N-CSR filed on October 8, 2020 File Number: 811-06111

Dear Ms. Fettig:

On behalf of The Mexico Equity and Income Fund, Inc. (the “Fund”), this letter is in response to the comment received on February 8, 2021 from the Staff of the US Securities and Exchange Commission regarding the Fund’s Form N-CSR filed on October 8, 2020 (the “Fund’s N-CSR”) under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Fund’s response to the Staff’s comments submitted January 28, 2021.  We have set forth below, in bold face type, the text of such comment, followed by the Fund’s response.

1.
The Staff notes that, if the Fund is relying on the exemption provided by Rule 8b-16(b) under the 1940 Act, the Fund is required to include disclosures regarding its investment objectives, investment policies and investment risks per subsections (2) and (4) of Rule 8b-16(b).  Please explain why such disclosure was not included in the Fund’s NCSR.

RESPONSE: The Fund responds by stating the required Rule 8b-16(b) disclosure was inadvertently omitted form the Fund’s N-CSR.  The Fund will ensure that such disclosure will be included in its future Form N-CSR filings. In addition, the Fund will include the required Rule 8b-16(b) disclosure in its next Form N-CSRS filing, for the period ended January 31, 2021.

Should you have any additional questions or comments regarding this letter, please contact me at 410-658-7491.

Sincerely,

Stephanie Darling
Chief Compliance Officer